TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2017 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2017 Second-Quarter Results Include:

•	$659.3 million consolidated income, a 29.6 percent sequential increase over first quarter.
•	$147.8 million consolidated EBITDA, a 45.6 percent sequential increase over first quarter.
•	Improved year-over-year results in offshore segment due to oil industry gradual recovery.
•	Fleet utilization of 45 percent in offshore and 85 percent in product and chemical tankers.
•	$192.3 million Maritime EBITDA, a 106.6 percent sequential increase over first quarter.
•	Ports and Terminals EBITDA increased 40.6 percent compared to the same period 2016.

(Mexico City, July 28, 2017) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican maritime transportation and logistics Company, reported today its financial results for the second quarter of 2017.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, "In the second quarter, Grupo TMM reported improved results over the first quarter of this year due mainly to stronger Maritime revenues, particularly in the offshore segment, where we are benefitting from a gradual recovery of the oil industry, the benefits provided by the Mexican Energy Reform, as well as contracting vessels with new patrons in the oil industry in Mexico, including Fieldwood Energy E&P México, Hokchi Energy, Talos Energy, ENI México and Hornbeck Offshore Services of México. We believe the oil industry in Mexico will continue its trend recovery."

Mr. Serrano continued, "Additionally, our Ports and Terminals division reported significant progress on their project to develop storage and transportation infrastructure to serve the growing demand for the movement of refined products from Tuxpan to the central region of Mexico jointly with our strategic partnerships, TransCanada and Sierra Oil & Gas. This division also reported improved year-over-year results during the second quarter due to diversification of customers."

Mr. Serrano concluded, "Grupo TMM continues to diversify with new national and international customers, create strategies to reduce costs and SG&A expenses while maintaining a commitment to excellence of service, and strengthen the Company in order to take advantage of all the opportunities in our industry, always while considering the complicated global and national macroeconomic circumstances."

SECOND-QUARTER 2017 OPERATING AND FINANCIAL RESULTS
Consolidated revenues increased sequentially 29.6 percent to $659.4 million compared to $509.3 million in the first quarter of 2017, primarily attributable to better results in the Maritime segment due to gradual recovery of the oil industry. Year over year, current-quarter consolidated revenues were only 5 percent lower than second-quarter 2016 revenues. For the six-months, consolidated revenues in the 2017 period were $1,168.7 million compared to $1,562.4 million in the 2016 period. The Company believes the oil industry recovery will continue in the medium and long terms.

Excluding non-recurrent operations, consolidated operating income was $6.9 million compared to an $84.2 million loss in the first quarter of 2017 and an $80.2 million loss in the second quarter of 2016. In the first six months of 2017 consolidated operating income was a loss of $18.7 million compared to income of $176.1 million income in the first six months of 2016. As a reminder, the crisis in the oil industry began to impact the Company's results in the latter part of the second quarter 2016.

Non-recurrent operations reported income of $7.3 million compared to $51.2 million in the 2017 first quarter and $135.7 million in the 2016 second quarter.

Consolidated EBITDA was $147.8 million, improving 45.6 percent sequentially over the first quarter and compared to $222.5 million in the 2016 second quarter. In the 2017 six-month period, consolidated EBITDA was $249.4 million compared to $500.8 million for the same period of 2016.

Maritime revenues were $531.6 million, improving sequentially 37.5 percent compared to the first quarter due mainly to a gradual recovery in the offshore segment, which increased 65.4 percent in succession to the first quarter. This compared with Maritime revenues of $571.1 million in the 2016 second quarter. In the 2017 six-month period, Maritime revenues were $918.4 million compared to $1,313.6 million in the 2016 six-month period.

Maritime operating profit was $64.2 million income, a sequential increase of $100.1 million over the first quarter loss of $$35.9 million and a year-over-year improvement of $74.8 million over last-year's second quarter loss of $10.6 million, due to the gradual recovery of the oil industry mainly in the offshore segment. In the 2017 six-month period, Maritime operating profit was $28.3 million compared to $173.4 million in the 2016 six-month period.

Maritime EBITDA increased sequentially 106.6 percent to $192.3 million compared to $93.1 million in the first quarter and improved year over year 27.3 percent compared to $151.1 million in the second quarter of 2016.  Second-quarter 2017 EBITDA margin was 36.2 percent. During the first six months of 2017 Maritime EBITDA was $285.3 million compared to $487.6 million in the same period of last year. First-half 2017 Maritime EBITDA margin was 31.1 percent.

Ports and Terminals revenues increased 26.8 percent to $92.5 million compared to $72.9 million in the second quarter of 2016, primarily attributable to a 17.8 percent improvement in the Maintenance and Repair segment due to a better mix of services, increased revenues of 92.1 percent in API Acapulco due to a higher number of cruises ships calls and automotive exportation volumes, a 36.1 percent improvement in agencies revenues mainly due to a higher volume of cruise ships calls, as well as improvements in the other segments of the division. During the first six months of 2017, Ports and Terminals revenues improved 22.4 percent to $183.9 million compared to $150.3 million in the same period of 2016.

Ports and Terminals operating profit increased 54.2 percent to $12.6 million compared to $8.2 million in the second quarter of 2016 mainly due to revenue improvement in API Acapulco, Ports Terminals and the operating result in Maintenance and Repair segment. During first six months of 2017 Ports and Terminals operating profit increased 44.9 percent to $32.5 million compared to $22.4 million during the first six months of 2016.

Ports and Terminals EBITDA increased 40.6 percent to $15.8 million compared to $11.3 million in the second quarter of 2016. 2017 second-quarter EBITDA margin was 17.1 percent. During first six months of 2017 Ports and Terminals EBITDA improved 36.2 percent to $39.0 million compared to $28.6 million in the same period 2016. 2017 first-half EBITDA margin was 21.2 percent.

Warehousing services revenues increased 10.8 percent to $35.3 million compared to $31.9 million in the second quarter of 2016, mainly attributable to increased operations of some of its principal customers. During the first six months of 2017 Warehousing services revenues increased 7.9 percent from $61.5 million in 2016 to $66.4 million in 2017.

Warehousing services continued its trend of improvement from the first quarter, reducing operating loss year over year 21.3 percent to $8.3 million, mainly due to strategies to decrease costs as well as diversify customers and sources of income. The Company is restarting warehousing habilitation services in the agro-industrial segment supported by FIRA (federal government trust funds for rural development), beginning habilitations services in other segments such as steel and fuels.

DEBT
As of June 30, 2017, TMM's total net debt was $9,443.3 million. Of TMM's total debt, $819.3 million, or 8.1 percent, is short term. Free cash flow for the 2017 second quarter was $647.0 million.

Total Debt*
– Millions of Mexican Pesos –
	As of 06/30/17	As of 12/31/16
Mexican Trust Certificates (1)	$9,181.4	$8,958.4
Other Corporate Debt	908.9	1,112.0
Total Debt	$10,090.3	$10,070.4
Cash	647.0	902.7
Net Debt	$9,443.3	$9,167.7

*Book Value

(1) 20-year term, non-recourse to the Company and rated "A" by HR Ratings de México.
Rate 9.45% (TIIE + 2.45). Includes capitalization of liabilities consolidated effect.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet
- Millions of Pesos -

	June 30,	December 31,
	2017	2016

Current assets:
Cash and cash equivalents	647.0	902.7
Accounts receivable
Accounts receivable - Net	681.4	796.4
Other accounts receivable	423.7	300.7
Prepaid expenses and others current assets	167.1	121.6
Total current assets	1,919.2	2,121.3
Property, machinery and equipment	10,050.7	10,017.6
Cumulative Depreciation	(696.9)	(448.9)
Property, machinery and equipment - Net	9,353.8	9,568.7
Other assets	228.3	233.3
Total assets	11,501.3	11,923.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	819.3	740.4
Suppliers	211.0	189.6
Other accounts payable and accrued expenses	473.2	457.0
Total current liabilities	1,503.4	1,387.0
Long-term liabilities:
Bank loans	420.5	516.0
Trust certificates debt	8,850.6	8,814.1
Deferred taxes	77.4	78.1
Other long-term liabilities	168.4	164.2

Total long-term liabilities	9,517.0	9,572.3
Total liabilities	11,020.4	10,959.3

Total stockholders´ equity	414.4	897.2

Total liabilities and stockholders´ equity	11,501.3	11,923.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Presented Balance Sheet includes capitalization of liabilities consolidated effect.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended			Six months ended
	June 30,			June 30,
	2017	2016		2016	2015

Maritime	531.6	571.1		918.4	1,313.6
Ports and Terminals	92.5	72.9		183.9	150.3
Warehousing services	35.3	31.9		66.4	61.5
Corporate and others	-	18.5		-	37.0
Revenue from freight and services	659.4	694.4		1,168.7	1,562.4
Maritime	(339.3)	(420.1)		(633.0)	(826.1)
Ports and Terminals	(76.6)	(61.7)		(144.9)	(121.7)
Warehousing services	(43.3)	(42.1)		(83.1)	(86.8)
Corporate and others	(0.1)	(18.7)		(0.2)	(36.9)
Cost of freight and services	(459.3)	(542.5)		(861.3)	(1,071.5)
Maritime	(128.1)	(161.7)		(257.1)	(314.1)
Ports and Terminals	(3.2)	(3.1)		(6.5)	(6.2)
Warehousing services	(0.3)	(0.4)		(0.6)	(0.7)
Corporate and others	(2.0)	(1.8)		(4.0)	(3.6)
Depreciation and amortization	(133.6)	(167.0)		(268.2)	(324.7)
Corporate expenses	(59.5)	(65.1)		(116.5)	(127.3)
Maritime	64.2	(10.6)		28.3	173.4
Ports and Terminals	12.6	8.2		32.5	22.4
Warehousing services	(8.3)	(10.6)		(17.3)	(26.1)
Corporate and others	(2.1)	(2.0)		(4.2)	(3.6)
Other (expenses) income - Net	7.3	135.7		58.5	137.1
Operating (loss) income	14.2	55.5	-	(18.8)	176.1
Financial (expenses) income - Net	(264.8)	(205.1)		(511.5)	(398.9)
Exchange gain (loss) - Net	(2.9)	8.2		13.9	4.2
Net financial cost	(267.7)	(196.8)		(497.6)	(394.7)
Loss before taxes	(253.5)	(141.4)		(516.4)	(218.7)
Provision for taxes	(2.3)	(0.7)		(2.8)	(1.5)
Net loss for the period	(255.8)	(142.1)		(519.2)	(220.1)

Attributable to:
Minority interest	0.4	(0.8)		(0.3)	(0.4)
Equity holders of GTMM, S.A.B.	(256.2)	(141.3)		(518.9)	(219.7)

Weighted average outstanding shares (millions)	102.183	102.183		102.183	102.183
Income (loss) earnings per share (pesos/share)	(2.5)	(1.4)		(5.1)	(2.1)

Outstanding shares at end of period (millions)	102.183	102.183		102.183	102.183
Income (loss) earnings per share (pesos/share)	(2.5)	(1.4)		(5.1)	(2.1)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Cash flow from operation activities:
Net loss before discontinuing operations	(255.8)	(142.1)	(519.2)	(220.1)
Charges (credits) to income not affecting resources:
Depreciation & amortization	152.5	184.8	303.8	361.2
Deferred Taxes	(0.6)	-	(0.6)	-
Other non-cash items	251.0	110.3	452.5	292.0
Total non-cash items	402.9	295.0	755.8	653.2
Changes in assets & liabilities	(66.1)	202.9	(65.2)	(76.5)
Total adjustments	336.8	498.0	690.6	576.7
Net cash provided by operating activities	81.0	355.9	171.4	356.6

Cash flow from investing activities:
Proceeds from sales of assets	0.2	7.2	0.2	7.2
Payments for purchases of assets	(19.3)	(6.6)	(37.8)	(11.1)
Net cash (used in) provided by investment activities	(19.1)	0.6	(37.5)	(3.8)

Cash flow provided by financing activities:
Short-term borrowings (net)	(28.3)	(15.4)	(66.3)	(22.1)
Repayment of long-term debt	(234.5)	(419.4)	(271.4)	(474.2)
Net cash used in financing activities	(262.8)	(434.8)	(337.7)	(496.3)
Exchange losses on cash	(12.4)	26.1	(51.9)	24.7
Net decrease in cash	(213.4)	(52.2)	(255.7)	(118.9)
Cash at beginning of period	860.4	978.6	902.7	1,045.4
Cash at end of period	647.0	926.4	647.0	926.4
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.